Exhibit 99.4

KPMG LLP Telephone (514) 840-2100

600 de Maisonneuve Blvd. West Fax (514) 840-2187

Suite 1500, Tour KPMG Internet www.kpmg.ca

Montréal (Québec) H3A 0A3

Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Neptune Wellness Solutions Inc.

We consent to the incorporation by reference in the Registration Statements (No. 333-182617 and 333-189884) on Form S-8 and (No. 333-229631) on Form F-10 of Neptune Wellness Solutions Inc. of our report dated June 10, 2020 with respect to the consolidated statements of financial position as at March 31, 2020 and March 31, 2019, the related consolidated statements of earnings and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended March 31, 2020, and the related notes and our report dated June 10, 2020 on the effectiveness of internal control over financial reporting, which reports appear in the annual report on Form 40-F of Neptune Wellness Solutions Inc. for the fiscal year ended March 31, 2020, and further consent to the use of such reports in such annual report on Form 40-F. Our report refers to a change in the method of accounting for leases.

June 10, 2020

Montreal, Canada

*CPA auditor, CA, public accountancy permit No. A120841